Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$604,094	$542,184	$495,172	$444,943	$375,609
Add:
Portion of rents representative of the interest factor	12,617	12,157	12,074	12,006	12,212
Interest on debt & amortization of debt expense	120,182	114,812	116,241	129,276	128,091
Income as adjusted	$736,893	$669,153	$623,487	$586,225	$515,912
Fixed charges:
Interest on debt & amortization of debt expense (1)	$120,182	$114,812	$116,241	$129,276	$128,091
Capitalized interest (2)	2,479	2,790	2,260	1,522	1,895
Rents	37,851	36,470	36,222	36,019	36,637
Portion of rents representative of the interest factor (3)	12,617	12,157	12,074	12,006	12,212
Fixed charges (1)+(2)+(3)	$135,278	$129,759	$130,575	$142,804	$142,198
Ratio of earnings to fixed charges	5.45	5.16	4.77	4.11	3.63